

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

David Humphreys
Chief Financial Officer
Babylon Holdings Ltd
2500 Bee Cave Road
Building 1 - Suite 400
Austin, TX 78746

> **Re: Babylon Holdings Ltd**
> **Form 8-K**
> **Filed June 23, 2023**
> **File No. 001-40952**

Dear David Humphreys:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K, filed June 23, 2023

General

1. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to the transactions contemplated by the Framework Implementation Agreement, dated May 10, 2023, including reliance on any of the exceptions to the rule's applicability. In doing so, please address each element of Rule 13e-3, including both the transactional element of Rule 13e-3(a)(3)(i) and the "effects" provided in Rule 13e-3(a)(3)(ii).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Margaret Schwartz at 202-551-7153 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ryan Maierson, Esq.